[LOGO OF MGM GRAND]
[LETTERHEAD OF J. TERRENCE LANNI]
                                                               November 13, 2001

Dear Option Holder:

As you know, the recent tragic events have had a broad national impact. The travel, vacation, casino and hotel industries have been particularly disrupted. MGM MIRAGE is no exception.

However, your company is fundamentally sound. Among our great strengths are our people, such as yourself, who have been so instrumental in making the MGM MIRAGE merger the great success story it has been and who, we are confident, will help the company emerge from these difficult times even stronger and better able to serve our customers.

We know this has also been a difficult period for you personally. In order to show MGM MIRAGE's support for your continuing efforts, the Board of Directors has approved a program (described in the enclosed offering materials) whereby you will be given an opportunity to surrender and cancel your existing stock options having an exercise price of at least $23.00 per share in exchange for the company's commitment to grant you stock options for 90% of the number of shares subject to your cancelled options no earlier than six months and one day after the date of cancellation of your existing options. The exercise price for the replacement options will be the closing market price on the New York Stock Exchange for the company's common stock on the date of grant. This price may be higher or lower than the current market price for the company's common stock or the exercise prices of your existing options. The vesting schedule and term of the replacement options will be the same as apply to the options you surrender and cancel.

If you have not been granted stock options subsequent to May 11, 2001, you may participate with respect to any, all or none of your options, as you determine.

If you have been granted stock options subsequent to May 11, 2001 and you wish to participate in the program as to any of your stock options (whenever granted), you must surrender for cancellation all options granted to you since May 11, 2001.

Whether or not this program is likely to be beneficial to you is something only you can determine depending on your own particular facts and circumstances and your own assessment of what the market price for the company's common stock is likely to be when the exercise price for the replacement options is determined.

The actual terms and conditions of the program are contained only in the enclosed offering materials, and a summary of terms of the stock option exchange program is attached to this letter. I urge you to read the attached summary of terms and enclosed materials carefully.

Thank you.

                      Sincerely,

                       /s/ J. Terrence Lanni
                      J. Terrence Lanni

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                      SUMMARY OF TERMS OF OPTION EXCHANGE

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RESPONSE NEEDED BY 5 P.M., PACIFIC TIME, ON DECEMBER 12, 2001, UNLESS WE EXTEND
                                   THE OFFER.
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You must complete, sign and date the election form and return it to Scott
Langsner, Senior Vice President and Secretary of MGM MIRAGE, c/o Bellagio, 3600 Las Vegas Blvd. South, Las Vegas, NV 89109, no later than 5 p.m., Pacific Time, on December 12, 2001 (or such later date as the offer expires), via facsimile at (702) 693-8830 or by hand delivery.

The following summarizes some of the terms and conditions of the offer to exchange options. Please read the offer to exchange as well because the information in this summary is not complete.

Why is the company making me this offer? We are making the offer to exchange because a considerable number of employees and directors have stock options, whether or not they are currently exercisable, with exercise prices that are significantly above current and recent market prices for our common stock. This program is voluntary and will allow optionees to choose whether to keep their current stock options at their current exercise prices or to cancel those options having an exercise price of at least $23.00 per share in exchange for replacement options for 90% of the number of shares subject to the cancelled options. By making this offer to exchange outstanding options for replacement options that may have a lower exercise price, we intend to provide such optionees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and maximize stockholder value.

Who can participate in the offer? You must be an employee of MGM MIRAGE or one of our subsidiaries or a member of our board of directors on December 12, 2001 (or such later date as the offer expires). Except as otherwise provided by an agreement with us or one of our subsidiaries, a person whose active employment has been terminated but who is receiving a salary continuation benefit is not an employee for purposes of this offer.

Which options can I tender for exchange? You may exchange any and all of your options having an exercise price of at least $23.00 per share outstanding under either of our nonqualified option plans. However, if you wish to participate in the stock option exchange program, you must exchange for replacement options all options held by you that were granted after May 11, 2001. (You would not be required to exchange options granted on or prior to May 11, 2001, although you could do so if you so desired.)

How many replacement options will I receive? Each replacement option will be exercisable for 90% of the number of shares represented by the options tendered pursuant to this offer. This means that for every ten shares represented by options that you exchange, you will receive replacement options for nine shares. In addition, the number of shares covered by your replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the date your replacement options are granted.

What is the exercise price of the replacement options? The exercise price for the replacement options will be the closing market price on the New York Stock Exchange for the company's common stock on the date of grant, which will be no earlier than June 13, 2002. This price may be at higher or lower prices than current market prices for the company's common stock or the exercise prices of your existing options.

What is the vesting schedule of the replacement options? The vesting schedule of the replacement options will be the same as that of the options you surrender and cancel.

What is the termination date of the replacement options? The termination date of the replacement options will be the same as that of the options you surrender and cancel.

What does the company recommend that I do? Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender your eligible options.

What happens to my eligible options if I accept the offer? If you accept the offer, all of your eligible options which you have indicated you wish to exchange on a properly completed election form, including all options granted to you after May 11, 2001, will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

Will I have to pay taxes if I exchange my options in the offer? If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant replacement options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work.

What happens if I don't accept the offer? If you do not accept the offer to exchange options you will keep your current options and will not receive any replacement options.

How should I decide whether or not to participate? We understand that this will be a challenging decision for many of you as the program does carry considerable risk. Whether or not this program is likely to be beneficial to you is something only you can determine depending on your particular facts and circumstances and your own assessment of what the market price for our common stock will be when the exercise price for the replacement options is determined. Your decision may take into account the exercise price or prices of your existing options, as well as your assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, the performance and prospects of our own business, the performance of our stock in the stock market, as well as other factors.

Can I change my mind? Yes. After you turn in the election form, you can change your election any time before the expiration of the offer. You may change your election by delivering a new signed election form to Scott Langsner, Senior Vice President and Secretary of MGM MIRAGE, c/o Bellagio, 3600 Las Vegas Blvd. South, Las Vegas, NV 89109, no later than 5 p.m., Pacific Time, on December 12, 2001, via facsimile at (702) 693-8830 or by hand delivery. If we extend the offer beyond that time, you may change your previous election at any time until the extended expiration of the offer. You may change your election more than once.

What would happen if I cease to be an employee or a director after the date that my eligible options are cancelled and before the grant of the replacement options? The replacement options will be granted to you, but unless there is an agreement with you that provides otherwise, these options would expire 90 days after the date they are granted and no additional vesting would occur from the date you ceased to be an employee or director. Participation in this offer does not confer upon you the right to remain one of our employees or directors.

Who can I talk to if I have questions about the offer? For additional information or assistance, you should contact:

Employees of the Mirage Resorts    Employees in the                Employees of the
Companies (including Beau Rivage,  corporate offices of            MGM Grand
Bellagio, Golden Nugget,           MGM MIRAGE and                  Companies (including
Mirage Hotel & Casino, Mirage      Mirage Resorts (as well         MGM Grand Hotel,
International, Mirage Resorts,     as employees of MGM             MGM Grand
Incorporated, Shadow Creek         Grand Development               Marketing, New York-
Club and Treasure Island)          and MGM Grand                   New York, MGM
                                   Merchandising and marketing     Grand Detroit and the
                                   employees)                      Primm Properties)

Chris Nordling                     Scott Langsner                  Corey Sanders
Executive Vice President of        Senior Vice President           Senior Vice President/Chief
Finance/Chief Financial Officer    and Secretary                   Financial Officer
Bellagio, LLC                      MGM MIRAGE                      MGM Grand Hotel, LLC
3600 Las Vegas Blvd. South         c/o Bellagio                    3799 Las Vegas Blvd. South
Las Vegas, NV 89109                3600 Las Vegas Blvd. South      Las Vegas, NV 89109
Tel: (702) 693-7137                Las Vegas, NV 89109             Tel: (702) 891-7004
Fax: (702) 693-7141                Tel: (702) 693-8811             Fax: (702) 891-7042
                                   Fax: (702) 693-8830